Adaptimmune Therapeutics plc

The Innovation Centre
99 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY

United Kingdom

April 22, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adaptimmune Therapeutics plc Registration Statement on Form S-3 File No. 333-286639

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Adaptimmune Therapeutics plc (the “Company”) respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-286639) initially filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2025, together with all exhibits thereto (the “Registration Statement”), with such request to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement in light of the Company’s voluntary delisting process with respect to its American Depositary Shares (“ADSs”) from The Nasdaq Capital Market and the Company’s filing of a Form 25 on October 28, 2025 and a Form 15 on November 13, 2025 to effect such delisting and to deregister the ADSs.

The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Accordingly, the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

We would be grateful if you would please send copies of the written order granting withdrawal of the Registration Statement to Christopher Hill, Chief Executive Officer and Chief Financial Officer, Adaptimmune Therapeutics plc, at the above-referenced address, email address chris.hill@adaptimmune.com, with a copy to David S. Bakst at dbakst@mayerbrown.com.

Please do not hesitate to contact David Bakst at (212) 506 2551 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Christopher Hill

Christopher Hill
Chief Executive Officer and Chief Financial Officer
Adaptimmune Therapeutics plc

cc: David S. Bakst, Mayer Brown LLP